Exhibit 99.1

Nyxoah Announces Commercial Launch of Genio® Breakthrough Therapy in the Netherlands

December 17, 2025

Nyxoah Announces Commercial Launch of Genio® Breakthrough Therapy in the Netherlands

First Genio implants successfully performed at OLVG West and Zuyderland hospitals

Mont-Saint-Guibert, Belgium – December 17, 2025, 7:05am CET / 1:05am ET – Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) (“Nyxoah” or the “Company”), a medical technology company that develops breakthrough treatment alternatives for Obstructive Sleep Apnea (OSA) through neuromodulation, today announced the commercial launch of its Genio® system in the Netherlands, marked by the first successful Genio implants performed at OLVG West in Amsterdam and Zuyderland Hospital in Heerlen.

Commenting on the introduction of Genio in Amsterdam, Dr. Peter van Maanen, ENT surgeon at OLVG West, stated: “Dr. Mayke Hentschel, our sleep department and I are pleased to offer our patients an additional treatment option for OSA when CPAP is not tolerated. With Genio, patients finally have a real choice. The system stimulates both branches of the nerve, has no internal battery, is full body 1.5 and 3T MRI-compatible, and can be easily upgraded via the external activation chip. These features make it a promising long-term solution for both patients and healthcare providers.”

At Zuyderland Hospital, Dr. Jos Straetmans, ENT surgeon in Heerlen and Sittard, added: “Introducing the Genio bilateral neurostimulation system expands our ability to tailor therapy to the needs of each individual patient. Its advantages: no implanted battery, and reliable performance in the supine position make it a valuable addition to our treatment arsenal. We are excited to bring this innovative, European developed technology to patients in our community.”

“The commercial launch of Genio in the Netherlands marks another important step in our European rollout and reflects growing adoption of our bilateral, externally powered Genio therapy,” commented Olivier Taelman, Nyxoah's Chief Executive Officer. “We are proud to partner with leading Dutch centers to bring Genio to patients seeking an effective and patient-centric alternative to CPAP. As we continue to expand our commercial footprint, these early implants further validate Genio’s role as a long-term solution for OSA.”

About Nyxoah

Nyxoah is a medical technology company focused on the development and commercialization of innovative solutions to treat OSA. Nyxoah’s lead solution is the Genio system, a patient-centric, leadless and battery-free hypoglossal neurostimulation therapy for OSA, the world’s most common sleep disordered breathing condition that is associated with increased mortality risk and cardiovascular comorbidities. Nyxoah is driven by the vision that OSA patients should enjoy restful nights and feel enabled to live their life to its fullest.

Following the successful completion of the BLAST OSA study, the Genio system received its European CE Mark in 2019. Nyxoah completed two successful IPOs: on Euronext Brussels in September 2020 and NASDAQ in July 2021. Following the positive outcomes of the BETTER SLEEP study, Nyxoah received CE mark approval for the expansion of its therapeutic indications to Complete Concentric Collapse (CCC) patients, currently contraindicated in competitors’ therapy. Additionally, the Company announced positive outcomes from the DREAM IDE pivotal study and receipt of approval from the FDA for a subset of adult patients with moderate to severe OSA with an AHI of greater than or equal to 15 and less than or equal to 65.

For more information, please visit http://www.nyxoah.com/.

Caution – CE marked since 2019. FDA approved in August 2025 as prescription-only device.

Forward-looking statements

Certain statements, beliefs and opinions in this press release are forward-looking, which reflect the Company’s or, as appropriate, the Company directors’ or managements’ current expectations regarding the Genio system; the potential advantages of the Genio system; Nyxoah’s goals with respect to the potential use of the Genio system; the Company's commercialization strategy and entrance to the U.S. market; and the Company' results of operations, financial condition, liquidity, performance, prospects, growth and strategies. By their nature, forward-looking statements involve a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These risks, uncertainties, assumptions and factors could adversely affect the outcome and financial effects of the plans and events described herein. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (“SEC”) on March 20, 2025 and subsequent reports that the Company files with the SEC. A multitude of factors including, but not limited to, changes in demand, competition and technology, can cause actual events, performance or results to differ significantly from any anticipated development. Forward-looking statements contained in this press release regarding past trends or activities are not guarantees of future performance and should not be taken as a representation that such trends or activities will continue in the future. In addition, even if actual results or developments are consistent with the forward-looking statements contained in this press release, those results or developments may not be indicative of results or developments in future periods. No representations and warranties are made as to the accuracy or fairness of such forward-looking statements. As a result, the Company expressly disclaims any obligation or undertaking to release any updates or revisions to any forward-looking statements in this press release as a result of any change in expectations or any change in events, conditions, assumptions or circumstances on which these forward-looking statements are based, except if specifically required to do so by law or regulation. Neither the Company nor its advisers or representatives nor any of its subsidiary undertakings or any such person's officers or employees guarantees that the assumptions underlying such forward-looking statements are free from errors nor does either accept any responsibility for the future accuracy of the forward-looking statements contained in this press release or the actual occurrence of the forecasted developments. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release.

Contacts:

Nyxoah

John Landry, CFO

IR@nyxoah.com

Rémi Renard

Chief Investor Relations & Corporate Communication Officer

IR@nyxoah.com

Attachment

•   ENGLISH_Nyxoah Announces Commercial Launch of Genio Breakthrough Therapy in the Netherlands